July 19, 2024

Douglas Peterson
President, Chief Executive Officer and Director
S&P Global Inc.
55 Water Street
New York, New York 10041

       Re: S&P Global Inc.
           Registration Statement on Form S-4
           Filed July 12, 2024
           File No. 333-280788
Dear Douglas Peterson:

       This is to advise you that we have not reviewed and will not review your registration statement.

       Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Alyssa Wall at 202-551-8106 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Trade &
Services
cc:   Alan Wilson